SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

OPC Energy Ltd. Announces Favorable Ruling in the Arbitration Proceedings with the Tamar Group

On July 21, 2019, Kenon Holdings Ltd.’s (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced the ruling in the arbitration proceedings commenced by the Tamar Group against OPC’s subsidiary, O.P.C. Rotem Ltd (“OPC Rotem”) relating to the indexation of the natural gas price formula for OPC’s-Rotem’s gas supply agreement with the Tamar Group.

OPC reported that the arbitration ruling dismissed all of the Tamar Group’s claims against OPC-Rotem. The arbitration tribunal agreed with OPC-Rotem's position regarding the applicable tariff to be applied in calculating the contract price during the disputed period.

In addition, the arbitration tribunal ordered the Tamar Group to pay OPC-Rotem approximately $4.16 million for expenses incurred by OPC-Rotem in connection with the arbitration proceedings. OPC-Rotem is also entitled to receive the amounts it had deposited in May 2017 (approximately $21.75 million) in a trust account in connection with the dispute, and any interest accrued since such time.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: July 21, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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